9 September 2008

Mr Sean Donahue

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Re:	Alumina Limited

Form 20-F

File May 23, 2008

File No. 1-10375

Dear Mr. Donahue,

We are writing to you in response to your letter dated August 27, 2008, which includes two comments on our Annual Report on Form 20-F for the year ended December 31, 2007. In answer to your queries, we comment as follows:

Form 20-F for the Fiscal Year Ended December 31, 2007

Share Ownership, page 56

Comment 1:

Please provide the information required by Item 6.E. of Form 20-F regarding the share ownership of your officers and directors.

Response:

The information required by Item 6.E in respect of share ownership of officers and directors is provided in footnote 28 to our consolidated financial statements for the year ended December 31, 2007, which was filed as part of our Form 20-F. In future we will either include this information in Item 6 of Form 20-F itself or include an appropriate cross reference in Item 6 to the applicable footnote to the consolidated financial statements where this disclosure is contained.

Related Party Transactions, page 61

Comment 2:

We note that you reference several related party transactions in the financial statements that are not discussed in this section. Please provide all of the information required by Item 7.B. of Form 20-F.

Response:

We do not believe that additional disclosure is required with respect to related party transactions pursuant to Item 7.B beyond the disclosure already contained in our Form 20-F. Footnote 27 to our consolidated financial statements includes references to transactions that would not fall within the disclosure requirements of Item 7.B because they are either transactions with members of our consolidated group or, in respect of footnote 12 to our consolidated financial statements, involve entities that are not related parties for purposes of Item 7.B.

Additionally, we acknowledge that:

•	Alumina is responsible for the adequacy and accuracy of the disclosure in our Annual Report on Form 20-F;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our Annual Report on 20-F; and

•	Alumina may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let us know if you would like to discuss our response.

Regards,

/s/ K.A. Dean
K.A. Dean Chief Financial Officer